UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

M.D.C. HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 Per Share
(Title of Class of Securities)

552676 108
(CUSIP Number)

Larry A. Mizel, 4350 S. Monaco St., Suite 500, Denver, CO 80237
(303) 773-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ].

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552676 108

(1)	NAME OF REPORTING PERSON
Larry A. Mizel

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
Not Applicable	(b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
Not Applicable

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	(7)	SOLE VOTING POWER
2,034,698

(8)	SHARED VOTING POWER
8,881,097

(9)	SOLE DISPOSITIVE POWER
2,034,698

(10)	SHARED DISPOSITIVE POWER
8,881,097

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,915,795

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
Not Applicable

(13)	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
15.1%

(14)	TYPE OF REPORTING PERSON
IN

EXPLANATORY NOTE: This is a voluntary filing to reflect changes in Reporting Person’s holdings over the prior year. This amendment amends and supplements only information that has changed since the filing of the previous amendment.

The Reporting Person, Larry A. Mizel, hereby amends his Schedule 13D relating to the Common Stock, par value $0.01, of M.D.C. Holdings, Inc. (the “Company”).

Item 5.    Interest in Securities of the Issuer

(a)Mr. Mizel beneficially owns an aggregate of 10,915,795 shares of Common Stock, representing approximately 15.1% of the outstanding Common Stock of the Company. The ownership percentage set forth above is based upon 70,668,093 shares of Common Stock of the Company outstanding, as reported in the Company’s Form 10-K filed on February 1, 2022, plus an additional 1,771,977 shares which Mr. Mizel has the right to acquire upon the exercise of stock options that are fully vested.

(b)Mr. Mizel has the:

(i)Sole power to vote or direct the vote of 2,034,698 shares. This consists of 262,721 shares that he directly owns (including unvested restricted stock granted under the Company’s equity incentive plans) and 1,771,977 shares issuable upon the exercise of stock options granted under the Company's equity incentive plans.

(ii)Shared power to vote or direct the vote of 8,881,097 shares.

The amount in Item 5(b)(ii) includes 324,000 shares held by M&G Growth, LLC ("M&G") of which Mr. Mizel may be deemed to have beneficial ownership. M&G is owned 0.1% by Mr. Mizel’s spouse and 99.9% by various trusts. Mr. Mizel’s spouse is the manager of M&G. Mr. Mizel may be deemed to have beneficial ownership of shares held by the trusts of which Mr. Mizel is the grantor, his spouse is the trustee and his grandchildren are beneficiaries.

The amount in Item 5(b)(ii) includes 4,109,909 shares held by Ari Capital Partners, LLLP ("Ari Capital") of which Mr. Mizel may be deemed to have beneficial ownership. The sole general partner of Ari Capital is CVentures, Inc. ("CVentures"). Mr. Mizel and family members are the beneficiaries of various trusts which own approximately 50.7% of the stock of CVentures. Also, Mr. Mizel is a director and chairman of the board of CVentures and may be deemed to control the other approximately 49.3% of the common stock of CVentures. A trust, of which Mr. Mizel is the sole beneficiary, is the sole limited partner of Ari Capital, and has approximately a 99% partnership interest in Ari Capital. Mr. Mizel and Mr. Mizel’s spouse are trustees of the trust.

The amount in Item 5(b)(ii) includes 2,645,395 shares held by Cascia Holdings LLC (“Cascia”). Mr. Mizel may be deemed to have beneficial ownership of the shares held by Cascia. Two trusts hold 99% of the total outstanding LLC units in Cascia. Mr. Mizel’s spouse is a trustee of each of the trusts and Mr. Mizel’s family members are the beneficiaries of these trusts. Mr. Mizel’s spouse, who is the sole manager of Cascia, holds all of the voting LLC units in Cascia, which constitutes 1% of the total outstanding LLC units.

The amount in Item 5(b)(ii) includes 1,801,793 shares held by CGM Capital LLLP ("CGM Capital") of which Mr. Mizel may be deemed to have beneficial ownership. The general partner of CGM Capital is CVentures. A trust, of which Mr. Mizel's spouse is the sole beneficiary, is the limited partner of CGM Capital, and has a 99% partnership interest in CGM Capital. Mr. Mizel and Mr. Mizel's spouse are trustees of this trust.

(iii)Sole power to dispose or direct the disposition of 2,034,698 shares. This consists of the shares described in response to Item 5(b)(i) above.

(iv)Shared power to dispose or direct the disposition of 8,881,097 shares. This consists of the shares described in response to Item 5(b)(ii) above.

(c)Upon the vesting of restricted stock on December 31, 2021, February 1, 2022, February 3, 2022, and February 4, 2022, 5,936 shares, 3,450 shares, 7,255 shares and 5,607 shares, respectively, were withheld for taxes pursuant to an irrevocable election made outside of black-out periods. Upon the vesting of performance share units stock on February 3, 2022, 113,789 shares were withheld for taxes pursuant to an irrevocable election made outside of black-out periods and 145,411 net shares were issued to Mr. Mizel. On February 3, 2022, Mr. Mizel was granted 42,835 shares of restricted stock under the Company's 2021 Equity Incentive Plan.

(d)Other than as described in Item 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company reported herein.

(e)Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        February 8, 2022

Signature:     /s/ Larry A. Mizel

Name:     Larry A. Mizel